Exhibit 99.1

Imperial Tobacco Group PLC – Director Declaration

In compliance with rule LR 9.6.14 of the Financial Services Authority Listing Rules, Imperial Tobacco Group PLC announces that Susan Murray has informed the Company that she joined the Board of Directors of Compass Group PLC with effect from 11 October 2007.

There have been no other changes to the information set out in LR 9.6.13R (2) to LR 9.6.13R (6) in respect of Ms Murray.

T M Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com